FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2005

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
IFRS BALANCE SHEET
IFRS CONSOLIDATED STATEMENT OF OPERATIONS

COMPAGNIE GENERALE DE GEOPHYSIQUE

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As Compagnie Générale de Géophysique S.A. (“CGG” or “the company”) is listed in a European Union country and in accordance with CE regulation No. 1606/2002 dated July 19, 2002, the Company and its subsidiaries’ (together, the “Group”) 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by European Union.

In view of the publication of the 2005 consolidated financial statements with comparative information for 2004, and in accordance with the recommendation of the French securities regulator the “Autorité des Marchés Financiers” (AMF) concerning disclosure of financial information during the transition period, the Group has prepared financial information for the 2004 financial year relating to IFRS transition with the expected quantifiable impact of IFRS adoption on:

•	the balance sheet at transition date, January 1, 2004, which is when the confirmed impact of transition will be recorded in shareholders’ equity in the publication of the 2005 consolidated financial statements,

•	the balance sheet as of 31 December 2004,

and the statement of operations for the 2004 financial year.

This information was examined by the Company’s Audit Committee at their meeting of May 11, 2005 and by the Company’s auditors.

IFRS differs in certain significant respects from our financial statements prepared in accordance with accounting principles generally accepted in France (“French GAAP”), including our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 included in our annual report on Form 20-F filed with the SEC on April 18, 2005. Our financial statements prepared in accordance with IFRS as endorsed by the EU are not comparable to our financial statements prepared in accordance with French GAAP.

Additionally, IFRS is currently being applied in France and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in our first IFRS financial statements cannot be determined with certainty and may be subject to change.

For all these reasons, it is possible that the audited opening balance would not be the opening balance from which consolidated financial statements for the year ended at December 31, 2005 would be actually prepared.

1	PRINCIPLES AND OPTIONS APPLIED BY THE GROUP FOR THE PREPARATION OF THE FIRST CONSOLIDATED FINANCIAL STATEMENTS IN IFRS

The Group has based the preparation of the above-mentioned 2004 financial information quantifying the impact of IFRS transition on those IFRS standards and interpretations, that it believes should be applied in the preparation of its comparative consolidated financial statements as of December 31, 2005. The 2004 financial information, as detailed in the notes to this document, results from:

•	IAS/IFRS and related interpretations whose application will be compulsory at 31 December 2005, based on current information;

•	IAS/IFRS and related interpretations whose application will be compulsory after 31 December 2005 and for which the Group has opted for earlier application, as authorized under IFRS first application;

•	the outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable in the publication of its 2005 IFRS consolidated financial statements;

•	the options and exemptions that the Group expects to apply for the preparation of the first 2005 IFRS consolidated financial statements.

The Group, according to general provisions of IFRS 1 — First-time adoption of International Financial Reporting Standards, has opted to apply the following options and exemptions as follows:

•	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

•	Measurement of certain items of property, plant and equipment at fair value (IAS16): the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

•	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

•	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

•	Financial instruments: IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE

2	IFRS CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS

IFRS BALANCE SHEET

(in millions of euros)	2004
ASSETS	January 1	December 31
Cash and cash equivalents	96.4	130.6
Trade accounts and notes receivable	170.1	204.8
Inventories and work-in-progress	62.4	81.4
Income tax assets	3.6	4.0
Other current assets	53.4	48.7
Total current assets	385.9	469.5

Deferred tax assets	20.0	31.5
Investments and other financial assets	43.3	12.5
Investments in companies under equity method	26.9	30.8
Property, plant and equipment, net	215.9	204.1
Goodwill and intangible assets, net	217.2	225.2
Total non-current assets	523.3	504.1

TOTAL ASSETS	909.2	973.6

LIABILITIES

Bank overdrafts	3.2	2.8
Current portion of financial debt	24.6	73.1
Trade accounts and notes payable	78.8	98.3
Accrued payroll costs	47.5	47.6
Income tax payable	16.9	24.0
Advance billings to customers	16.9	13.2
Provisions – current portion	20.1	14.2
Other current liabilities	21.3	22.8
Total current liabilities	229.3	296.0

Deferred tax liabilities	18.8	26.7
Provisions – non-current portion	12.7	16.0
Financial debt	202.1	177.2
Other non-current liabilities	18.3	19.8
Total non-current liabilities	251.9	239.7

Common stock	23.4	23.4
Additional paid-in-capital	292.7	173.4
Retained earnings	94.7	214.5
Treasury shares	(0.8)	1.8
Net income – attributable to shareholders	—	19.5
Convertible bond – equity component	—	9.7
Income and expenses recognized directly in equity	9.2	3.7
Cumulative translation adjustment	—	(17.2)
Total shareholders’ equity	419.2	428.8
Minority interests	8.8	9.1
Total shareholders’ equity and minority interests	428.0	437.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	909.2	973.6

COMPAGNIE GENERALE DE GEOPHYSIQUE

IFRS CONSOLIDATED STATEMENT OF OPERATIONS

2004
(in millions of euros)	December 31
Operating revenues	692.7
Cost of operations	(556.7)

Gross profit	136.0

Research and development expenses, net	(28.8)
Selling, general and administrative expenses, net	(78.6)
Other revenues (expenses), net	19.3

Operating income	47.9

Cost of net financial debt	(27.8)
Other financial incomes (expenses), net	1.2

Income before income taxes	21.3

Income taxes	(11.1)

Income (loss) from consolidated companies	10.2

Equity in income of affiliates	10.3

Net income	20.5

Attributable to :
— Shareholders	19.5
— Minority interests	1.0

COMPAGNIE GENERALE DE GEOPHYSIQUE

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As Compagnie Générale de Géophysique S.A. (“CGG”) is listed in a European Union country and in accordance with CE regulation No.1606/2002 dated July 19, 2002, the Company and its subsidiaries’ (together, the “Group”) 2005 consolidated financial statements will be prepared in accordance with the IFRS (International Financial Reporting Standards) framework as endorsed by European Union.

Since January 1, 1999, the consolidated financial statements of the Group were prepared in accordance with French accounting principles in compliance with the regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.

The IFRS 1 regulations governing first-time adoption of IFRS have been followed by the Group as a first-time adopter of the standards as described above. Reconciliation statements for the 2004 consolidated statement of operations and equity as of January 1, 2004 and December 31, 2004 using the IFRS accounting standards and the French GAAP standards are contained in this document.

3.1	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.

Investments in which the Group’s ownership interest ranges from 20% to 50% and the Group exercises significant influence over operating and financial policies are accounted for using the equity method. Certain investments where the Group’s ownership is below 20% may be accounted for using the equity method when significant influence (Board membership or equivalent) of the business is exercised.

All inter-company transactions and accounts are eliminated in consolidation.

Consolidated financial statements are reported in euros.

3.2	Foreign currency

The accounts of all the Group’s foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the accounts of subsidiaries operating in Indonesia and Venezuela. In those cases, the functional currency is the U.S. dollar, the currency in which these subsidiaries primarily conduct their business.

Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.

When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to asset and liability accounts, while average annual exchange rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.

With respect to foreign affiliates accounted for using the equity method, the effects of exchange rate changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.

3.3	Business combinations

Business combinations after January 1, 2004 are accounted for in conformity with IFRS. Assets and liabilities are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the acquisition cost is recognized as a goodwill and allocated to the cash generating unit.

3.4	Revenues

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the closing date.

3.4.1	Multi-client surveys

COMPAGNIE GENERALE DE GEOPHYSIQUE

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. The Company reviews the library for potential impairment of our independent surveys on an ongoing basis.

Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“After-sales”).

Pre-commitments — Generally the Company obtains pre-commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company recognizes pre-commitments as revenue based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.

After-sales — Generally the Company grants a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of the Company’s multi-client data library in exchange for a fixed and determinable payment. The Company recognizes after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise the Company’s warranty that all the data conforms to technical specifications.

After-sales volume agreements — The Company enters into a customer arrangement in which the Company agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements enable the customer to select and access the specified blocks for a limited period of time. The Company recognizes revenue when the blocks are selected and the client has been granted access to the data.

3.4.2	Exclusive surveys

In exclusive surveys, the Company performs seismic services for a specific customer. The Company recognizes proprietary/contract revenue as the services are rendered. The Company evaluates the progress to date, in a manner generally consistent with the physical progress of the project, and recognizes revenue based on the ratio of the project cost incurred during that period to the total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.

3.4.3	Other geophysical services

Revenue from the Company’s other geophysical services is recognized as the services are performed.

3.4.4	Equipment sales

Revenues on equipment sales are recognized upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.

3.4.5	Software and hardware sales

Revenues from the sale of software and hardware products are recognized following acceptance of the product by the customer at which time the Group has no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

COMPAGNIE GENERALE DE GEOPHYSIQUE

Revenue is recognized when all of the following criteria are met:

•	the contract is signed;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting deliverable.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.

3.5	Cost of net financial debt

Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, and capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

3.6	Intangible and tangible assets

In accordance with IAS 16 « Property, Plant and equipment » and with IAS 38 « Intangible Assets » only items whose cost can be reliably measured and of which the future economic benefits are likely to flow to the Group are liable for recognition in the consolidated financial statements.

In accordance with IAS 36 “Impairment of assets”, the carrying amounts of the Group’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Factors considered important by the Group that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

3.6.1	Goodwill

COMPAGNIE GENERALE DE GEOPHYSIQUE

Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 «Business combinations». Before January 1, 2004, goodwill was amortized using the straight-line method over 5 years for software and technology activities and from 10 to 20 years depending on the other type of businesses acquired.

All goodwill is tested for impairment at least annually. The impairment test methodology is based on a comparison between the recoverable amount of each cash generating units with their net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows and the discount rate used is the Company’s weighted average cost of capital.

3.6.2	Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. The Company reviews the library for potential impairment of our independent surveys on an ongoing basis.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;
•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and
•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

3.6.3	Development costs

In accordance with IAS 38 “Intangible assets”, expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if:

•	the project is clearly defined, and costs are separately identified and reliably measured,
•	the product or process is technically and commercially feasible,
•	we have sufficient resources to complete development.
•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

We amortize development costs over 5 years.

The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred.

Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

3.6.4	Tangible assets

Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

•	equipments and tools:	3 to 5 years
•	vehicles:	3 to 5 years
•	seismic vessels:	12 to 20 years
•	buildings for industrial use:	20 years
•	buildings for administrative and commercial use:	20 to 40 years

COMPAGNIE GENERALE DE GEOPHYSIQUE

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to the Group or tenant are capitalized.

Residual value, if considered to be significant, is included when calculating the depreciable amount. Tangible assets are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.

3.7	Investments and other financial assets

In accordance with IAS 39 “Financial instruments”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price at balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. Fair value variations are accounted for directly in shareholders’ equity.

Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) an irreversible impairment provision is recorded. This provision can only be released upon the sale of the relevant financial asset.

Non-consolidated securities and other financial assets are examined at each balance sheet date to detect any objective evidence of impairment. Where this is the case, an impairment loss is recorded.

3.8	Treasury shares

Treasury shares are valued at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included under shareholders’ equity and have no impact on the income statement.

3.9	Inventories

Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

The cost of inventories is calculated on a weighted average price basis for our Products segment and calculated on the first-in first-out principle for our Services segment.

3.10	Pension and other post-employment benefit

•	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

•	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses that arise subsequent to 1 January 2004 are recorded directly in equity.

3.11	Convertible bonds

Convertible bonds that can be converted into shares at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments according to IAS 32 “Financial instruments: information and presentation”.

COMPAGNIE GENERALE DE GEOPHYSIQUE

This is the case with the convertible bonds issued by the Group on November 4, 2004 (see our Annual Report on Form 20F for the year ended December 31, 2004). Transaction costs that relate to the issue of a compound financial instrument are allocated to the debt and equity components in proportion to the allocation of proceeds.

The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

3.12	Financial instruments

We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations (principally U.S. dollar) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments”.

Derivative financial instruments are stated at fair value. The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss is as follows (Cash flow hedges):

•	changes in the fair value of the effective hedged amount are accounted for in shareholders’ equity. The ineffective portion is recorded in “Other financial income (loss)”,

•	changes in the fair value of derivatives eligible to fair value hedge accounting are recorded in “Other operating income (loss)”, where they offset the changes in the fair value of the hedged assets, liabilities and firm commitments.

3.13	Stock-options

In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. Stock option fair value is calculated using the Black-Scholes model.

COMPAGNIE GENERALE DE GEOPHYSIQUE

4	RECONCILIATION FROM FRENCH ACCOUNTING PRINCIPLES TO IFRS

4.1	Reconciliation of shareholders’ equity at January 1, 2004 and at December 31, 2004

	Shareholders’ equity									Total
	Balance					Income and expense	Cumulative	Balance at		shareholders’
	at January 1,	Net	Movements in	Movements in	Convertible bond —	recognized directly	translation	December 31,	Minority	equity and minority
(in millions of euros)	2004	income	stock-options	treasury shares	equity component	in equity	adjustment	2004	interest	interest
Total under French accounting principles	396.6	11.1		0.6			(12.6)	395.7	9.1	404.8

(a) Tangible assets (IAS 16)	7.2	(0.1)						7.1		7.1
(b) Employee benefits (IAS 19)	0.7	(0.4)					(0.1)	0.2		0.2
(c) Currency translation (IAS 21)	—	4.0					(4.0)	—		—
(d) Treasury shares (IAS 32)	(0.8)	(1.4)		2.0				(0.2)		(0.2)
(e) Goodwill amortization (IAS 36)	—	6.2					(0.4)	5.8		5.8
(f) Development costs (IAS 38)	3.2	4.4					(0.1)	7.5		7.5
(g) Financial instruments (IAS 39)	12.8	(2.0)				(5.5)		5.3		5.3
(h) Financial debt (IAS 39)	0.3	(0.4)			9.7			9.6		9.6
(i) Stock-options (IFRS 2)	—	(0.5)	0.5					—		—

Impact of IFRS restatements before deferred tax and minority interests	420.0	20.9	0.5	2.6	9.7	(5.5)	(17.2)	431.0	9.1	440.1
Impact of deferred tax	(0.8)	(1.4)						(2.2)		(2.2)

Total under IFRS	419.2	19.5	0.5	2.6	9.7	(5.5)	(17.2)	428.8	9.1	437.9

Information about IFRS restatements is disclosed in paragraph 4.5 Main IFRS restatements.

COMPAGNIE GENERALE DE GEOPHYSIQUE

4.2	Reconciliation of balance sheet at January 1, 2004

	French
(in millions of euros)	Accounting
ASSETS	Principles	Ref.		Reclassifications	Ref.		Restatements	IFRS
Cash and cash equivalents	96.4							96.4
Trade accounts and notes receivable	165.5	(j	)	4.6				170.1
Inventories and work-in-progress	64.0			(1.6)				62.4
Income tax assets	—	(k	)	3.6				3.6
Other current assets	57.9	(h)(k	)	(12.2)	(g	)	7.7	53.4
Total current assets	383.8			(5.6)			7.7	385.9

Deferred tax assets	—	(k	)	20.0				20.0
Investments and other financial assets	41.5	(j)(k)(l	)	(2.5)	(g	)	4.3	43.3
Investments in companies under equity method	33.0	(l	)	(6.1)				26.9
Property, plant and equipment, net	216.0	(m	)	(7.3)	(a	)	7.2	215.9
Goodwill and intangible assets, net	205.1	(m	)	8.9	(f	)	3.2	217.2
Total non-current assets	495.6			13.0			14.7	523.3

TOTAL ASSETS	879.4			7.4			22.4	909.2

LIABILITIES

Bank overdrafts	3.2			—				3.2
Current portion of financial debt	24.6			—				24.6
Trade accounts and notes payable	78.6			0.2				78.8
Accrued payroll costs	47.7			(0.4)	(b	)	0.2	47.5
Income tax payable	18.3			(1.4)				16.9
Advance billings to customers	16.9			—				16.9
Provisions – current portion	—	(n	)	20.1				20.1
Other current liabilities	44.8	(n	)	(23.5)				21.3
Total current liabilities	234.1			(5.0)			0.2	229.3

Deferred tax liabilities	—	(k	)	18.0			0.8	18.8
Provisions – non-current portion	—	(n	)	13.6	(b	)	(0.9)	12.7
Financial debt	207.8	(h	)	(5.4)	(h	)	(0.3)	202.1
Other non-current liabilities	32.1	(k)(n	)	(13.8)				18.3
Total non-current liabilities	239.9			12.4			(0.4)	251.9

Common stock	23.4			—				23.4
Additional paid-in-capital	292.7			—				292.7
Retained earnings	132.1	(c	)	(51.6)			14.2	94.7
Treasury shares	—			—	(d	)	(0.8)	(0.8)
Income and expenses recognized directly in equity	—			—	(g	)	9.2	9.2
Cumulative translation adjustment	(51.6)	(c	)	51.6				—
Total shareholders’ equity	396.6			—			22.6	419.2
Minority interests	8.8			—			—	8.8
Total shareholders’ equity and minority interests	405.4			—			22.6	428.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	879.4			7.4			22.4	909.2

Information about IFRS restatements is disclosed in paragraph 4.5 Main IFRS restatements.

Information about IFRS reclassifications is disclosed in paragraph 4.6 Main IFRS reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE

4.3	Reconciliation of net income for the year ended December 31, 2004

	French Accounting
(in millions of euros)	Principles	Ref.		Reclassifications	Ref.		Restatements	IFRS

Operating revenues	692.7							692.7
Cost of operations	(556.0)				(b) (f	)	(0.7)	(556.7)
Gross profit	136.7						(0.7)	136.0

Research and development expenses, net	(33.5)				(f	)	4.7	(28.8)
Selling, general and administrative expenses, net	(79.5)	(h	)	1.5	(a) (i	)	(0.6)	(78.6)
Other revenues (expenses), net	12.0	(h	)	4.3	(d) (g	)	3.0	19.3
Operating income	35.7			5.8			6.4	47.9

Cost of net financial debt		(h	)	(27.4)	(h	)	(0.4)	(27.8)
Other financial incomes (expenses), net		(o	)	3.6	(c) (g	)	(2.4)	1.2
Financial incomes (expenses), net	(22.4)			22.4				—
Exchange gains (losses), net	4.4	(o	)	(4.4)				—
Income before income taxes	17.7			—			3.6	21.3

Income taxes	(9.7)						(1.4)	(11.1)
Income (loss) from consolidated companies	8.0			—			2.2	10.2

Equity in income of affiliates	10.3							10.3
Goodwill amortization	(6.2)				(e	)	6.2	—
Net income	12.1			—			8.4	20.5

Attributable to :
— Shareholders	11.1			—			8.4	19.5
— Minority interests	1.0			—			—	1.0

Information about IFRS restatements is disclosed in paragraph 4.5 Main IFRS restatements.

Information about IFRS reclassifications is disclosed in paragraph 4.6 Main IFRS reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE

4.4	Reconciliation of balance sheet at December 31, 2004

	French
(in millions of euros)	Accounting
ASSETS	Principles	Ref.		Reclassifications	Ref.		Restatements	IFRS
Cash and cash equivalents	130.8				(d	)	(0.2)	130.6
Trade accounts and notes receivable	191.7	(j	)	13.1				204.8
Inventories and work-in-progress	81.4			—				81.4
Income tax assets	—	(k	)	4.0				4.0
Other current assets	58.3	(k)(h	)	(14.9)	(g	)	5.3	48.7
Total current assets	462.2			2.2			5.1	469.5
Deferred tax assets	—	(k	)	31.5				31.5
Investments and other financial assets	31.9	(j)(k)(l	)	(19.4)				12.5
Investments in companies under equity method	36.6	(l	)	(5.8)				30.8
Property, plant and equipment, net	204.5	(m	)	(7.5)	(a	)	7.1	204.1
Goodwill and intangible assets, net	204.4	(m	)	7.5	(e) (f	)	13.3	225.2
Total non-current assets	477.4			6.3			20.4	504.1

TOTAL ASSETS	939.6			8.5			25.5	973.6

LIABILITIES
Bank overdrafts	2.8			—				2.8
Current portion of financial debt	73.1			—				73.1
Trade accounts and notes payable	97.8			0.5				98.3
Accrued payroll costs	47.8			(0.2)				47.6
Income tax payable	24.9			(0.9)				24.0
Advance billings to customers	13.2			—				13.2
Provisions – current portion	—	(n	)	14.2				14.2
Other current liabilities	41.0	(n	)	(18.2)				22.8
Total current liabilities	300.6			(4.6)				296.0
Deferred tax liabilities	—	(k	)	24.5			2.2	26.7
Provisions – non-current portion	—	(n	)	16.2	(b	)	(0.2)	16.0
Financial debt	194.1	(h	)	(7.3)	(h	)	(9.6)	177.2
Other non-current liabilities	40.1	(k)(n	)	(20.3)				19.8
Total non-current liabilities	234.2			13.1			(7.6)	239.7
Common stock	23.4			—				23.4
Additional paid-in-capital	173.4			—				173.4
Retained earnings	252.0	(c	)	(52.2)			14.7	214.5
Treasury shares	—			0.6	(d	)	1.2	1.8
Net income – attributable to shareholders	11.1			—			8.4	19.5
Convertible bond – equity component	—			—			9.7	9.7
Income and expenses recognized directly in equity	—			—	(g	)	3.7	3.7
Cumulative translation adjustment	(64.2)	(c	)	51.6	(c	)	(4.6)	(17.2)
Total shareholders’ equity	395.7			—			33.1	428.8
Minority interests	9.1			—			—	9.1
Total shareholders’ equity and minority interests	404.8			—			33.1	437.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	939.6			8.5			25.5	973.6

Information about IFRS restatements is disclosed in paragraph 4.5 Main IFRS restatements.

Information about IFRS reclassifications is disclosed in paragraph 4.6 Main IFRS reclassifications.

COMPAGNIE GENERALE DE GEOPHYSIQUE

4.5	Main IFRS restatements

(a) Tangible assets (IAS 16)
Distinct components of a tangible asset are accounted for separately when their estimated useful life are materially different. We identified some components or certain constructions and the corresponding amortization was restated according to their specific useful life and their residual value in Tangible assets at January 1, 2004, with a positive impact of €7.2 million on shareholders’ equity, as well as the depreciation expense for the year ended December 31, 2004, with a negative impact of €0.1 million in the income statement.

(b) Employee benefits (IAS 19)
Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and the corresponding amortization of actuarial gains and losses for the year ended December 31, 2004 was cancelled, with a negative impact of €0.4 million in the income statement.

(c) Currency translation (IAS 21)
The accumulated total of translation adjustments at January 1, 2004 was reversed against consolidated reserves, with no impact on shareholders’ equity. As a consequence, the loss related to the liquidation of Kantwell, corresponding to the cumulative currency translation adjustment of Kantwell at January 1, 2004 was cancelled in the profit and loss of the year ended December 31, 2004, with a positive impact of €4.0 million as Other financial incomes (expenses) in the income statement.

(d) Treasury shares (IAS 32)
Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 million at January 1, 2004. Gains from the sale of treasury shares recognized in the income statement under French accounting principles for the year ended December 31, 2004 were cancelled and recognized under shareholders’ equity, with a negative impact of €1.4 million in the income statement.

(e) Goodwill amortization (IAS 36)
Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense for the year ended December 31, 2004 was reversed, with a positive impact of €5.0 million net of deferred tax in the income statement.

(f) Development costs (IAS 38)
As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 million on shareholders’ equity. For the year ended December 31, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying with requirements for capitalization amounted to €4.7 million and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.3 million was recognized as Cost of operations over the year ended December 31, 2004. The total impact of those adjustments, net of deferred tax is a positive impact of €4.2 million in the income statement for the year ended December 31, 2004.

We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.

(g) Financial instruments (IAS 39)
IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.

As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 million. PGS was sold during the year ended December 31, 2004 and the €4.3 millions restatement was reversed directly in equity.

Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 million euros, including €4.9 million unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and €3.6 million unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was €8.5 million euros at January 1, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE

At December 31, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €5.3 million euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the year ended December 31, 2004 amounted to €3.2 million, including a negative impact of €1.2 million recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €2.0 million recognized as Other financial incomes (expenses) in the income statement for those financial instruments that did not qualify for hedge accounting.

Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the year ended December 31, 2004 was reclassified from Other financial incomes (expenses) to Other revenues in Operating income, for a total amount of €4.4 million.

(h) Financial debt (IAS 32 & IAS 39)
Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 million at January 1, 2004 and of €7.3 million at December 31, 2004. For the year ended December 31, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €5.8 million, previously recognized as Sales, General and Administrative expenses for €1.5 million and as Other expenses for €4.3 million. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a negative impact on Cost of financial debt of €0.4 million in the income statement for the year ended December 31, 2004.

The convertible bonds issued by the Group on November 4, 2004 (see our Annual Report on Form 20-F for the year ended December 31, 2004) previously wholly presented as financial debt under French accounting principles were accounted for under IFRS as a compound financial instrument according to IAS 32 “Financial instruments: information and presentation”. The equity component net of allocated issuance costs was assessed at €9.7 million at December 31, 2004 and was reclassified from Financial debt to Convertible bonds — equity component in shareholders’ equity.

(i) Stock-options (IFRS 2)
Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of €0.5 million for the year ended December 31, 2004.

4.6	Main IFRS reclassifications

4.6.1	Balance sheet

(j) Long-term portion of trade accounts receivables
Long-term portion of trade accounts receivables previously presented as Long-term receivables under French accounting principles was presented as Trade accounts receivables under IFRS.

(k) Income tax and deferred tax
Income tax assets previously presented under Other current assets and income tax liabilities previously presented under Other current liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet. Deferred tax assets previously presented under Other current assets or Long-term receivables and deferred tax liabilities previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.

(l) Advances to companies accounted for under equity method
Advances to companies accounted for under equity method previously presented as Investments in and advances to companies under the equity method under French accounting principles were presented as Investments and other financial assets under IFRS.

(m) Computer software
Computer softwares previously presented as Property, plant and equipment under French accounting principles was presented as Intangible assets under IFRS.

COMPAGNIE GENERALE DE GEOPHYSIQUE

(n) Provisions
Provisions previously presented under Other current liabilities or Other long-term liabilities under French accounting principles were presented under IFRS as a separate caption in the balance sheet.

4.6.2	Profit and loss

(o) Exchange gains and losses
Exchange gains and losses previously presented as a separate caption under French accounting principles were presented as Other financial income (expenses) under IFRS.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/  Michel Ponthus
Compagnie Générale de Géophysique
(Registrant)
/s/  Michel Ponthus
Michel Ponthus
Senior Executive Vice President
Human Resources & Finance and Chief Financial Officer

Date: May 12, 2005